VOTING RESULTS REPORT

Pursuant to Section 11.3 of National Instrument 51-102

of

ASANKO GOLD INC.

(the “Company”)

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual general and special meeting of the Company held at 10:00 a.m. on June 19, 2014 (the “Meeting”):

Item Voted Upon	Result of Vote
Ordinary resolution to set the number of directors to be elected to the Board of Directors at seven.	On a show of hands, shareholders approved the resolution. Proxies:
	Votes For	Votes Against
	112,176,708	567,818
Ordinary resolution to elect the following nominees as Directors:	On a show of hands, shareholders approved the resolution. Proxies:
Shawn Wallace	Votes For	Votes Withheld
	95,372,376	3,057,236
Gordon Fretwell	Votes For	Votes Withheld
	93,868,536	4,561,075
Colin Steyn	Votes For	Votes Withheld
	98,244,993	184,619
Marcel de Groot	Votes For	Votes Withheld
	94,643,104	3,786,508
Peter Bradford	Votes For	Votes Withheld
	94,528,742	3,900,871
Peter Breese	Votes For	Votes Withheld
	96,305,857	2,123,754
Michael Price	Votes For	Votes Withheld
	98,209,877	219,735
Ordinary resolution to approve the appointment of KPMG LLP, Chartered Accountants, as auditors.	On a show of hands, shareholders approved the resolution. Proxies:
	Votes For	Votes Withheld
	112,315,495	564,818
Ordinary resolution to approve the continuation of the Company’s Stock Option Plan.	On a show of hands, shareholders approved the resolution. Proxies:
	Votes For	Votes Against
	91,871,964	6,557,647